Golden Goliath Resources Ltd.
Common Shares
381059104
March 31, 2007


CUSIP 381059104
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 11,410,500

6. n/a

7. 11,410,500

8. n/a

9. n/a

10. n/a

11. n/a

12. IA


Item 1
(a) Golden Goliath Resources Ltd.
(b) 711-675 West Hastings Street
    Vancouver, BC
    V6B 1N2
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 381059104

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 11,410,500
    (ii) n/a
    (iii) 11,410,500
    (iv)  n/a

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 11
April 10, 2007
Eric Sprott
Chief Executive Officer